Exhibit 99.1

Safe Bulkers, Inc. Announces a New Period Time Charter for a Capesize Class Vessel at $31,000 Gross Daily Charter Rate

ATHENS, GREECE - August 23, 2010 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB) announced today that it has entered into a new period time charter for the Kanaris, a 177,000 dwt Capesize class vessel, for a minimum duration of 12 months and a maximum duration of 14 months, at a gross daily charter rate of $31,000 less 5% total commissions. The new time charter will commence upon completion of the current charter, scheduled to occur in September 2010. Upon expiration of the completion of this new charter, the vessel will commence a 20-year time charter under a contract the Company entered in 2008.

Dr. Loukas Barmparis, President of the Company, said: “Consistent with our chartering policy, we have entered into this new period time charter at a comfortable charter rate. Together with the 20-year period time charter we contracted for in 2008, we have secured a stable cash flow for this vessel for approximately 21 years.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 15 drybulk vessels, all built post-2003, and the Company has contracted to acquire seven additional drybulk newbuild vessels to be delivered at various times through 2013.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 210 895 7070

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com